UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

Changyou Creative Industrial Park

65 Bajiao East Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐ No  ☒

Press Release

On September 9, 2019, the registrant announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter (the “Proposal Letter”), dated September 9, 2019, from Sohu.com Limited (“Sohu”)(NASDAQ: SOHU), a Cayman Islands company and the ultimate controlling shareholder of the registrant, to acquire all of the outstanding Class A ordinary shares of the registrant, including Class A ordinary shares represented by American depositary shares (“ADSs”), each representing two Class A ordinary shares, that are not already owned by Sohu for a purchase price of $5.00 per Class A ordinary share, or $10.00 per ADS, in cash in a “going-private” transaction (the “Proposed Transaction”). The Board has just received the Proposal Letter and has not had an opportunity to review, or make any decision with respect to, the Proposal and the Proposed Transaction. A copy of the press release issued by the registrant regarding the foregoing is submitted herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on Form 6-K may contain forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. There can be no assurance that any definitive offer relating to the Proposed Transaction will be made, that any definitive agreement will be executed relating to the Proposed Transaction or that a transaction based on the Proposed Transaction or any other similar transaction will be approved or consummated.

Exhibit

99.1	Press release: “Changyou Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Company”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Changyou.com Limited

By:	/s/ Yaobin Wang
Yaobin Wang
Chief Financial Officer

Date: September 9, 2019